Exhibit 99.1

Fang Announces Fourth Quarter and Fiscal Year 2017 Results

BEIJING, March 29, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•	Total revenues were $112.2 million.
•	Operating income was $30.6 million. Non-GAAP operating income was $32.6 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the Reconciliation Statement following this press release.
•	Net income attributable to Fang's shareholders was $15.2 million. Fully diluted earnings per ADS were $0.03.
•	Non-GAAP net income attributable to Fang's shareholders was $15.1 million. Non-GAAP fully diluted earnings per ADS were 0.03. A description of the adjustments from GAAP to non-GAAP net income attributable to Fang's shareholders and fully diluted earnings per ADS is detailed in the Reconciliation Statement following this press release.

"Fang returned to full-year profitable in 2017 after two years of net losses in 2015 and 2016," commented Vincent Mo, Chairman and CEO of Fang. "Although Fang is still in its retransformation back to a platform player, it’s clear that we are on the right track going forward.”

Fourth Quarter 2017 Results

Revenues

Fang reported total revenues of $112.2 million in the fourth quarter of 2017, a 35.8 % decrease from $174.7 million in the corresponding period of 2016, primarily due to the decline in e-commerce services by $81.4 million.

Revenue from listing services was $41.8 million in the fourth quarter of 2017, an increase of 8.2% from $38.6 million in the corresponding period of 2016, driven by the increased number of paying members.

Revenue from marketing services was $49.6 million in the fourth quarter of 2017, an increase of 3.4% from $48.0 million in the corresponding period of 2016, primarily driven by the refocus of Fang’s effort in the online business.

Revenue from e-commerce services was $8.5 million in the fourth quarter of 2017, a decrease of 90.6% from $89.9 million in the corresponding period of 2016, primarily due to Fang's transformation back to a technology-driven open platform model.

Revenue from Internet financial services was $3.6 million in the fourth quarter of 2017, a significant increase from $0.6 million in the corresponding period of 2016, primarily due to the recovery of loan operations and the introduction of collateral loan products.

Revenue from other value-added services was $8.6 million in the fourth quarter of 2017, an increase of 67.5% compared to $5.2 million in the corresponding period of 2016, primarily driven by the growth of data products in the research business.

Cost of Revenue

Cost of revenue was $29.7 million in the fourth quarter of 2017, a decrease of 66.8% from $89.4 million in the corresponding period of 2016, primarily driven by the closing of the self-owned brokerage stores, deduction of e-commerce staff and cost optimization under the technology-driven open platform model.

Operating Expense

Operating expenses were $51.9 million in the fourth quarter of 2017, a decrease of 44.9% from $94.2 million in the corresponding period of 2016.

Selling expenses were $27.8 million in the fourth quarter of 2017, a decrease of 53.0% from $59.2 million for the corresponding period of 2016, primarily driven by the decrease of advertising and promotion fee, sales commission fee.

General and administrative expenses were $24.3 million in the fourth quarter of 2017, a decrease of 31.1% from $35.3 million for the corresponding period of 2016, primarily due to the deduction of staff cost.

Operating Income

Operating income was $30.6 million in the fourth quarter of 2017, compared to operating loss of $8.9 million in the corresponding period of 2016, primarily attributable to the closing of the self-owned brokerage stores and effective cost control.

Income Tax Expenses

Income tax expenses were $13.1 million in the fourth quarter of 2017, compared to $3.1 million in the corresponding period of 2016.

Net Income and EPS

Net income attributable to Fang's shareholders was $15.2 million in the fourth quarter of 2017, compared to net loss of $10.4 million in the corresponding period of 2016. Earnings per fully-diluted ordinary share and ADS were $0.16 and $0.03 in the fourth quarter of 2017, compared to loss per fully-diluted ordinary share and ADS of $0.11 and $0.02 in the fourth quarter of 2016, respectively.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $35.6 million in the fourth quarter of 2017, compared to $2.4 million in the corresponding period of 2016.

Cash

As of December 31, 2017, Fang had cash, cash equivalents, and short-term investments of $507.1 million, compared to $590.5 million as of December 31, 2016. Net cash generated from operating activities was $57.1 million in the fourth quarter of 2017, compared to cash flow generated from operating activities of $85.1 million in the same period of 2016, primarily due to the decrease of cash inflow of loan receivable related to operating activities compared to the fourth quarter of 2016.

Fiscal Year 2017 Results

Revenues

Fang reported total revenues of $444.3 million for 2017, representing a decrease of 51.5% from $916.4 million for 2016, primarily due to the decline in e-commerce services revenue by 489.9 million.

Revenue from marketing services was $149.3 million for 2017, a decrease of 9.8% from $165.4 million for 2016, primarily due to less demand from property developers.

Revenue from e-commerce services was $87.8 million for 2017, a decrease of 84.8% from $577.7 million for 2016, primarily due to Fang's transformation back to a technology-driven open platform model.

Revenue from listing services was $165.4 million for 2017, an increase of 40.0% from $118.1 million for 2016, driven by the increased number of paying members in lower-tier cities.

Revenue from financial services was $12.1 million for 2017, a decrease of 59.3% from $29.6 million for 2016,, primarily due to the reduced loan demand from decreased secondary transaction volumes of Fang's own franchised brokerage services and a strategic shift to a more diversified loan business, which is still at its early stage.

Revenue from other value-added services was $29.8 million for 2017, an increase of 16.6% from $25.6 million for 2016, primarily driven by the growth of data products in the research business.

Cost of Revenue

Cost of revenue was $174.6 million for 2017, a decrease of 74.6% from $687.2 million for 2016, primarily driven by the closing of the self-owned brokerage stores, deduction of e-commerce staff and cost optimization under the technology-driven open platform model.

Operating Expenses

Operating expenses were $232.9 million for 2017, a decrease of 38.8% from $380.7 million for 2016.

Selling expenses were $91.3 million for 2017, a decrease of 60.3% from $229.8 million for 2016, primarily driven by the decrease of advertising and promotion fee, sales commission fee.

General and administrative expenses were $141.1 million for 2017, a decrease of 6.7% from $151.3 million for 2016, primarily due to the deduction of staff cost.

Operating Income

Operating income was $36.8 million for 2017, compared with operating loss of $151.4 million for 2016.

Income Tax Expenses

Income tax expenses were $21.4 million for 2017, compared to $25.0 million for the corresponding period in 2016. The expenses decrease was primarily due to the reversal of previously recorded ASC 740 (FIN 48) tax and interest liability.

Net Loss/Income and EPS

Net income attributable to Fang’s shareholders was $16.3 million for 2017, compared to net loss $169.6 million for 2016. Earnings per fully-diluted ordinary share and ADS were $0.18 and $0.04 in 2017, compared to loss per fully-diluted ordinary share and ADS of $1.81 and $0.36 in 2016, respectively.

Adjusted EBITDA

Adjusted EBITDA was $63.6 million for 2017, compared to negative $121.2 million for 2016.

Cash

Cash generated from operating activities was $126.9 million for 2017, compared to net cash generated from operating activities $131.2 million for 2016, primarily due to the decrease of cash inflow of loan receivable related to operating activities compared to 2016.

Business Outlook

Fang estimates its net income for 2018 will range from approximately $100 million to approximately $120 million, representing a year-on-year increase of approximately 388.3% to approximately 485.9%. This forecast reflects Fang's current and preliminary view, which is subject to change.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on Mar 29, 2018 through 9:59 ET April 6, 2018. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	8879727

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the relevant period, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Dana Cheng

Senior Manager, Investor Relations

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	December 31,	December 31,
	2017	2016
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	228,276	336,528
Restricted cash, current	223,002	211,084
Short-term investments	55,801	42,929
Accounts receivable, net	66,884	93,672
Funds receivable	6,264	20,483
Prepayment and other current assets	32,704	39,824
Commitment deposits	300	6,527
Loan receivable, current	129,438	41,966
Amount due from related parties	167	197
Total current assets	742,836	793,210
Non-current assets:
Property and equipment, net	622,145	319,897
Prepaid land lease payments	35,728	-
Loan receivable, non-current	14,674	16,808
Deferred tax assets, non-current	7,602	4,915
Deposit for non-current assets	58,722	240,712
Restricted cash, non-current portion	39,982	-
Long-term investments	470,964	231,880
Other non-current assets	2,026	7,391
Total non-current assets	1,251,843	821,603
Total assets	1,994,679	1,614,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	236,985	212,734
Deferred revenue	168,884	129,765
Accrued expenses and other liabilities	303,714	318,539
Customers’ refundable fees	7,070	28,630
Income tax payable	4,374	6,022
Convertible senior notes-current	5,700	-
Total current liabilities	726,727	695,691
Non-current liabilities:
Long-term loans	114,109	65,190
Convertible senior notes-non current	291,365	295,268
Deferred tax liabilities, non-current	126,641	70,424
Other non-current liabilities	1,138	415
Total non-current liabilities	533,253	431,297
Total Liabilities	1,259,980	1,126,988

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2017 and 2016: 71,425,120 and 71,077,816; outstanding shares as of December 31, 2017 and 2016: 64,360,062 and 64,012,758	9,204	9,157
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2017 and December 31, 2016, respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	500,666	488,943
Accumulated other comprehensive income	137,463	(81,349)
Retained earnings	220,165	203,870
Total Fang Holdings Limited shareholders' equity	734,007	487,130
Noncontrolling interests	692	695
Total equity	734,699	487,825
TOTAL LIABILITIES AND EQUITY	1,994,679	1,614,813

Fang Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
E-commerce services	8,480	89,853	87,809	577,684
Marketing services	49,632	48,019	149,267	165,437
Listing services	41,813	38,628	165,374	118,109
Financial services	3,645	606	12,055	29,602
Other value-added services and other services	8,647	(2,443)	29,791	25,559
Total revenues	112,217	174,663	444,296	916,391

Cost of Revenues:
Cost of services	(29,702)	(89,403)	(174,599)	(687,184)
Total Cost of Revenues	(29,702)	(89,403)	(174,599)	(687,184)

Gross Profit	82,515	85,260	269,697	229,207

Operating expenses and income:
Selling expenses	(27,819)	(59,227)	(91,250)	(229,817)
General and administrative expenses	(24,332)	(35,339)	(141,097)	(151,251)
Other operating income (loss)	238	415	(567)	415
Operating Income (loss)	30,602	(8,891)	36,783	(151,446)
Foreign exchange gain (loss)	(198)	6,451	15	(1,882)
Interest income	2,688	2,884	11,322	11,367
Interest expense	(3,374)	(7,514)	(16,153)	(20,791)
Change in fair value of trading securities	518	-	518	-
Realized gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of US$10,583, US$2,736 for the year ended December 31, 2016, 2017 respectively)	261	-	2,736	10,583
Investment income	1,325	1,056	6,692	3,281
Government grants	975	940	3,154	6,469
Other non-operating income (loss)	(4,562)	-	(4,562)	-
Other-than-temporary impairment on available-for-sale securities	-	(2,232)	(2,768)	(2,232)
Income (loss) before income taxes and noncontrolling interests	28,235	(7,305)	37,737	(144,651)
Income tax expenses
Income tax expenses	(13,062)	(3,079)	(21,442)	(24,984)
Net income (loss)	15,173	(10,385)	16,295	(169,635)
Net income attributable to noncontrolling interests	(2)	(2)	(3)	0
Net income (loss) attributable to Fang Holdings Limited shareholders	15,175	(10,383)	16,298	(169,635)
Other comprehensive income (loss), net of tax
Foreign currency translation	19,087	(81,642)	56,404	(60,732)
Amounts reclassified from accumulated other comprehensive income	(261)	-	(2,736)	(10,583)
Unrealized gain on available-for-sale security	(23,884)	(1,057)	163,272	7,326
Loss on intra-entity foreign transactions of long-term-investment nature	499		1,872	(6,996)
Total other comprehensive income (loss), net of tax	(4,559)	(82,699)	218,812	(70,985)
Comprehensive income (loss)	10,614	(93,084)	235,107	(240,620)
Earnings per share for Class A and Class B ordinary shares
Basic	0.17	(0.11)	0.18	(1.81)
Diluted	0.16	(0.11)	0.18	(1.81)
Earnings per ADS
Basic	0.03	(0.02)	0.04	(0.36)
Diluted	0.03	(0.02)	0.04	(0.36)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,060,615	91,214,789	88,475,665	93,659,152
Diluted	95,347,781	91,214,789	92,863,987	93,659,152
Weighted average number of ADSs outstanding:
Basic	445,303,077	456,073,946	442,378,324	468,295,759
Diluted	476,738,907	456,073,946	464,319,935	468,295,759

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
GAAP income from operations	30,602	(8,891)	36,783	(151,447)
Share-based compensation expense	2,056	2,545	7,218	9,477
Non-GAAP income from operations	32,658	(6,346)	44,001	(141,970)

GAAP net income	15,173	(10,385)	16,295	(169,635)
One-off tax benefit	-	-	-	-
Investment income	(1,586)	(1,056)	(9,428)	(13,864)
Change in fair value of trading securities	(518)	-	(518)	-
Share-based compensation expense	2,056	2,545	7,218	9,477
Non-GAAP net income	15,125	(8,896)	13,567	(174,022)

Net Income attributable to Fang shareholders	15,175	(10,383)	16,298	(169,635)
One-off tax benefit	-	-	-	-
Investment income	(1,586)	(1,056)	(9,428)	(13,864)
Change in fair value of trading securities	(518)	-	(518)	-
Share-based compensation expense	2,056	2,545	7,218	9,477
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	15,127	(8,894)	13,570	(174,022)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.17	(0.11)	0.18	(1.81)
Diluted	0.16	(0.11)	0.18	(1.81)
GAAP earnings per ADS:
Basic	0.03	(0.02)	0.04	(0.36)
Diluted	0.03	(0.02)	0.04	(0.36)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.17	(0.10)	0.15	(1.86)
Diluted	0.16	(0.10)	0.15	(1.86)
Non-GAAP earnings per ADS:
Basic	0.03	(0.02)	0.03	(0.37)
Diluted	0.03	(0.02)	0.03	(0.37)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,060,616	91,214,789	88,475,665	93,659,152
Diluted	95,347,781	91,214,789	92,863,987	93,659,152
Weighted average number of ADSs outstanding:
Basic	445,303,078	456,073,946	442,378,324	468,295,759
Diluted	476,738,907	456,073,946	464,319,935	468,295,759

Non-GAAP Net income	15,125	(8,896)	13,567	(174,022)
Add back:
Interest expense	3,374	7,514	16,153	20,791
Income tax expenses	13,062	3,079	21,442	24,983
Depreciation expenses	6,763	3,562	23,737	18,442
Subtract:
Interest income	(2,688)	(2,884)	(11,322)	(11,367)
Adjusted EBITDA	35,636	2,375	63,577	(121,173)